# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arqit Quantum Inc., CIK 0001859690
CUSIP: G0567U127
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001882923
Persons authorized to receive notices and communications: Heritage Assets SCSp, c/o Heritage Services SAM, 7 rue du Gabian, Monaco, Monaco (O9), 98000, 377 97 97 63 19

## Reporting persons
- Heritage Assets SCSp (CIK 0001882923): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,272,141; sole dispositive power 0; shared dispositive power 9,272,141; aggregate amount beneficially owned 9,272,141 (41.8% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split (as defined herein) basis. On September 19, 2024, Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit"), announced the implementation of a reverse stock split whereby every 25 outstanding ordinary shares of Arqit were consolidated into one ordinary share, par value $0.0025 per share (the "Ordinary Shares") (such consolidation, the "Reverse Stock Split"). The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- M Management S.A. (CIK 0001882928): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,272,141; sole dispositive power 0; shared dispositive power 9,272,141; aggregate amount beneficially owned 9,272,141 (41.8% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- Manfredi Lefebvre d'Ovidio (CIK 0001840678): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,272,141; sole dispositive power 0; shared dispositive power 9,272,141; aggregate amount beneficially owned 9,272,141 (41.8% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Name of issuer: Arqit Quantum Inc.
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Comment:
This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is being filed by Heritage Assets SCSp, a Luxembourg company, M Management S.A., a Luxembourg company, and Manfredi Lefebvre d'Ovidio (collectively, the "Reporting Persons"), with respect to the Ordinary Shares of Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit" or the "Issuer"), to amend the Schedule 13D filed by the Reporting Persons on September 14, 2021 (as amended on December 9, 2021, September 15, 2023, October 2, 2024, May 29, 2025, August 26, 2025, September 24, 2025, and October 20, 2025, the "Schedule 13D").

The class of equity security to which this Amendment No. 8 relates is the Ordinary Shares, par value $0.0025 per share, of the Issuer. The address of the principal executive offices of the Issuer is 1st Floor, 3 Orchard Place, London SW1H 0BF, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is amended by adding the information set forth in Item 4 of this Amendment No. 8.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following information:

This Amendment No. 8 is being filed to update the aggregate number of Ordinary Shares and percentage of Ordinary Shares of Arqit beneficially owned by the Reporting Persons due to the sale by the Reporting Persons of Business Combination Warrants (as defined in Arqit's Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed with the Securities and Exchange Commission (the "SEC") on December 5, 2024) and Ordinary Shares at the average prices set forth in the table below, in each case in open market transactions, since the date of the filing of Amendment No. 7 to Schedule 13D by the Reporting Persons, on October 20, 2025 ("Amendment No. 7"). The referenced sale of Ordinary Shares resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 7.

Date of Transaction Amount of Business Average Price per
Combination Warrants Business Combination
Warrant ($)
10/16/2025 2,914 14.90
10/17//2025 253 14.70
10/21/2025 438 15.30
10/22/2025 398 14.00
10/23/2025 3,241 14.50
10/24/2025 3,620 17.90
10/27/2025 1,898 19.00
10/28/2025 650 18.80
10/29/2025 133 19.00
10/30/2025 6,070 14.60
10/31/2025 305 15.00
11/3/2025 216 15.10
11/4/2025 28 15.30
11/5/2025 145 14.40
11/6/2025 36 14.40
11/7/2025 631 11.40
11/10/2025 647 10.80

Date of Transaction Amount of Average Price Per
Ordinary Shares Ordinary Share ($)
11/4/2025 100,000 36.86
11/5/2025 100,000 34.48
11/10/2025 100,000 32.95

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 8 are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 41.8% of the outstanding Ordinary Shares. Calculations of the percentage of Ordinary Shares beneficially owned are based on 22,184,708 Ordinary Shares outstanding (including Ordinary Shares that the Reporting Persons have a right to acquire within 60 days) as of September 18, 2025, based on information included in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(3) with the SEC on September 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Except as set forth in this Amendment No. 8, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares since the date of the filing of Amendment No. 7.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material changes.

## Signatures
- Heritage Assets SCSp: By: M Management S.A., its Sole Manager and General Partner, Manfredi Lefebvre d'Ovidio/Director (11/12/2025)
- Heritage Assets SCSp: By: M Management S.A., its Sole Manager and General Partner, Giorgio Scelsi/Director (11/12/2025)
- M Management S.A.: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio/Director (11/12/2025)
- M Management S.A.: /s/ Giorgio Scelsi, Giorgio Scelsi/Director (11/12/2025)
- Manfredi Lefebvre d'Ovidio: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio (11/12/2025)